

May 27, 2014

Via E-mail
Ram Mukunda
Chief Executive Officer
India Globalization Capital, Inc.
4336 Montgomery Ave.
Bethesda, MD 20814

>   **Re: India Globalization Capital, Inc.**
>   **Form 10-K for the Fiscal Year Ended March 31, 2013**
>   **Filed July 16, 2013**
>   **Form 8-K Filed on January 31, 2014**
>   **Response Dated April 28, 2014**
>   **File No. 001-32830**

Dear Mr. Mukunda:

We have reviewed your filings and response and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2013
General

1. We note your response to comment 3 from our letter dated April 2, 2014 and we partially reissue the comment. Supplementally please provide the asset valuation for your mineral properties that you used to assess the materiality of these properties with respect to Industry Guide 7 property disclosure. For the purposes of this materiality determination, your mining and processing operations are defined to include extraction and all later-stage processing (or benefication) and refining facilities in your vertically-integrated operations up to the point of significant commercial sales.

Additionally, we note your statement indicating that all revenues are associated with trading activities in India and China. Please enhance the description of your trading business by including a brief summary of the tonnes and grade of material purchased, the tonnes and grade of material sold, the average cost of materials purchased, the average price of materials sold, and an overview of your trading operations, including infrastructure, pursuant to the Instructions to Item 102 of Regulation S-K.

2. We note your response to comment 4 from our letter dated April 2, 2014 stating that you have an interest in five acres of property in India. Additionally we note in certain instances in your disclosure you reference ownership in other properties. For example on page 4 you disclose that through IGC Mining and Trading Private Limited (IGC-IMT) you operate iron ore shipping hubs and that through IGC Logistics, Private Limited (IGC-LPL) you conduct a quarrying business. On page 5 of your proposed disclosure you state that in China you own and operate iron ore beneficiation plants and iron ore mines. Please advise.

Item 1A. Risk Factors, page 8

3. We note from your proposed disclosure for Item 9A, Controls and Procedures, in response to comment 5 of our letter dated April 2, 2014 that you state your Chief Executive Officer and Principal Accounting Officer now are unable to conclude that your disclosure controls and procedures were effective as of March 31, 2014. Please further revise to state clearly whether your management concluded your disclosure controls and procedures were effective or not effective pursuant to Item 307 of Regulation S-K. In addition, we re-issue our comment in part. Please tell us how you evaluated these factors at March 31, 2013 in concluding that both disclosure controls and procedures under Item 307 of Regulation S-K and internal control over financial reporting under Item 308 of Regulation S-K were effective.

4. In your response to comment 5 of our letter dated April 2, 2014, you provided proposed disclosures that state "…..the SEC notified the Company of a potential material weakness in the internal controls……" This proposed disclosure is not entirely accurate. Please revise this proposed disclosure to state instead that we asked how you evaluated certain factors concerning your accounting personnel in reaching the conclusion that both disclosure controls and procedures and internal controls over financial reporting were effective at March 31, 2013.

Item 2. Properties page 11

5. We note your response to comment 7 from our letter dated April 2, 2014 and we partially reissue the comment. Please provide this information for all geographic locations in which you operate, including India. Please discuss any encumbrances in obtaining your permits.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 13t
Result of Operations, page 18
Fiscal year ended March 31, 2013 compared to fiscal year ended March 31, 2012, page 18
Revenue, page 18

6. We note from your response to comment 9 of our letter date April 2, 2014 that your
   Chinese subsidiary reported revenue of $6.7 million which contributed to an increase
   in revenue by about 76% on a year-to-year basis for the year ended March 31, 2013.
   Please revise page 18 of your proposed amendment to Form 10-K to include your
   response in the discussion of increase of revenue. In addition, provide additional
   analysis to explain why the increase of your revenue was only $4.19 million in fiscal
   2013 when your Chinese subsidiary reported $6.7 million of revenue in fiscal 2013
   but no revenue reported in fiscal 2012.

Item 8. Financial Statements and Supplementary Data, page 21
Consolidated Balance Sheets, page F-2

7. We note your proposed revision in response to comment 15 of our letter dated April
   2, 2014 to present your goodwill in a separate line item from intangible assets.
   However we note the previous amounts of $592,274 and $4,803,828 as of March 31,
   2013 and 2012, respectively, continue to be presented in your consolidated balance
   sheet on page F-2. Please delete these line amounts as you are presenting goodwill
   and intangible assets twice on your balance sheet. Please ensure your subtotals for
   long term assets are accurate.

Consolidated Statements of Cash Flows, page F-6

8. We note your revision for non-cash items on page F-6 in response to comment 17 of
   our letter dated April 2, 2014. Please further revise to clearly describe the line items
   $501,300 for the years ended March 31, 2013 and $2,232,618 for the year ended
   March 31, 2012. Please ensure your subtotals are correct.

Form 8-K filed January 31, 2014
Item 8.01
Exhibit 99.1

9. We note your response to comment 25 from our letter dated April 2, 2014. Only proven
   or probable reserves may be disclosed in filings with the United States Securities and
   Exchange Commission pursuant to the Instructions to Item 102 of Regulation S-K.
   Please revise to remove any estimates of mineralized materials and any associated
   economic indicators derived from the mineralized material estimate.

You may contact Steve Lo, Staff Accountant at 202-551-3394 or Nasreen Mohammed, Assistant Chief Accountant at 202-551-3773 if you have questions regarding comments on the financial statements and related matters and John Coleman, Mining Engineer at 202-551-3610 regarding the engineering comments.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining